Key Energy Services 1301 McKinney Suite 1800 Houston, Texas 77010	Telephone: 713.651.4300 Facsimile: 713.652.4005 www.keyenergy.com

January 17, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention: Mr. John Lucas, Attorney-Advisor

Re:	Key Energy Services, Inc.
Registration Statement on Form S-4
Filed December 24, 2012
File No. 333-185671

Dear Mr. Lucas:

This letter sets forth the response of Key Energy Services, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated January 14, 2013, with respect to the Registration Statement on Form S-4 (File No. 333-185671) initially filed with the Commission on December 24, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver to you two copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For the Staff’s convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Exhibit 5.2

1.	We note that the Bracewell & Giuliani opinion filed as Exhibit 5.2, which among other things opines that the guarantees will constitute binding obligations of the guarantors, is explicitly limited to New York law. However, the co-issuer guarantors all appear to be organized under Delaware or Texas law. Please obtain and file a legality opinion that addresses all relevant legal jurisdictions. We draw your attention to Section II.B.1.e. of Staff Legal Bulletin No. 19 (2011) in this regard.

Response:

Bracewell and Giuliani has revised its opinion to address Delaware and Texas law. The revised opinion, which replaces its opinion dated as of December 21, 2012, has been filed as Exhibit 5.2 to Amendment No. 1.

* * * * *

Should any member of the Staff have a question regarding our response to the comment set forth above, or need additional information, please do not hesitate to call me at (713) 651-4444 or our outside counsel at Bracewell & Giuliani LLP: Michael S. Telle at (713) 221-1327.

Securities and Exchange Commission

As you requested in the comment letter, we acknowledge that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Key Energy Services, Inc.

By:	/s/ Kimberly R. Frye
Kimberly R. Frye
Senior Vice President, General Counsel and Secretary